United States
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549
Attn Scott Ruggiero, Staff Accountant
Division of Corporation Finance

            Re: Response to comments on Pickups Plus, Inc. form 10-KSB for the fiscal year ended December 31, 2004.

Dear Mr. Ruggiero,

Please find below our responses to your comments regarding the above referenced form 10-KSB in your letter dated August 18, 2005. Your comment numbers lists each of the responses.

Exhibits, Page 22

1. We will file Exhibit 21 listing our subsidiaries in accordance with item 601 (b)(21) of Regulation S-B.

2. We will file, as Exhibit 23, the consent from our independent accountants to incorporate by reference our financial statements into our previously filed registration statements in accordance with item 601(b)(23)(ii) of Regulation S-B.

Statement of Cash Flows, page F-6

3. We concur that the 2004 Consolidated Statement of Cash Flows should be revised to remove $175,000 from the Compensatory shares in the cash flows from operating activities section and reflected in the Net Proceeds from Credit line and demand loan line item. This will be reflected in an amended 2004 Consolidated Statement of Cash Flows.

4. The 2004 Statement of Cash Flows has been revised to correctly present all line items net of assets acquired with the purchase of Auto Preservation. $25,500 of the fixed assets acquired was reported incorrectly on the Statement of Cash Flows. Please note that no liabilities were assumed in this transaction.

Notes to Financial Statements, page F-7
Notes 3 - Summary of Significant Accounting Policies, page F-9
(h) Earnings (loss) Per Share

5. In preparing our response to this comment we verified that there were no common stock warrants issued or outstanding. In our amended filing we will change the language in the footnote to remove the reference to the warrants.

Note 4 - Acquisition, page F-12

6. The Company's primary reason for completing the acquisition of AP was to leverage the goodwill that was generated over the 15 years of operating the business and to expand it on a national basis. The Company is utilizing the AP operating, sales, training and marketing plans to enhance its existing national Franchise and distribution offerings. Therefore we do believe that the acquisition price is goodwill except for actual fair market value of the physical assets we received.

      The customer lists and customer relationships, were all related to the AP business that operated within Cincinnati OH only. That business operated on a very small operating profit basis and had no customer contracts. The fixed assets portion of the acquisition was allocated to the Cincinnati part of the business. Therefore, the Company put no additional value to the existing customer lists or relationships. As for the royalty-free license, our due diligence of other distribution agreements that AI had and continues to have in place shows that every distributor they secured for a country got the license to use the ValuGard name at no charge. For that reason we put no value on the license itself.

Note 11 - Income Taxes, page F-15

7.    The Footnote will be changed as follows:

                                                                                 2004                 2003
                                                                         --------------------- -------------------

     Deferred tax assets and liabilities:
     Net operating loss carry forwards                                              2,100,000           1,650,000
     Provision for doubtful accounts                                                   12,908               2,372
     Amortization of Goodwill                                                          11,751                   0
                                                                         --------------------- -------------------
                                                                                    2,124,659           1,652,372

     Less: Valuation allowance                                                    (2,124,659)         (1,652,372)

     Net deferred income tax asset                                                      0                  0
                                                                         ===================== ===================

 For the years ended December 31, 2004 and 2003 the income tax benefit difference from the amount computed by applying a federal tax rate of 34% is as follows:

                                                                                 2004                 2003
                                                                         --------------------- -------------------


     Benefit at federal Statutory rate                                             $(401,444)          $(298,712)
     State income taxes, net of federal                                              (70,843)            (52,714)
     Change in valuation allowance                                                    472,287             351,426
                                                                         --------------------- -------------------

     Income Tax Benefit                                                                $0                 $0
                                                                         ===================== ===================

Note 12 - Commitments and Contingencies, page F-15
(a) Lease Obligations, page F-15

8. The After reviewing your comment, we concur with your comment and will change Note 12 to reflect the following future minimum lease payments:

      On October 6, 2004 the Company entered into a lease for a commercial building that calls for a rent payment of $2,950 per month and $316.06 for real estate taxes monthly. The lease expires October 30, 2006.

      There is also a remaining balance due under capital leases of $22,804 all of which is currently due.

      The Future minimum lease payments are as follows:

      2005        $61,996
      2006         32,660
                 --------
      Total       $99,656

      Exhibits 32.1 and 32.2

9. Please find attached the revised certifications that we have integrated into our amended filings.


We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


------------------
Merritt Jesson
Chief Executive Officer


------------------
Robert White
Chief Financial Officer

                                   Exhibit 21
                              List of Subsidiaries


Auto Preservation, Inc. (an Ohio Corporation)        100% owned

            Consent of Independent Registered Public Accounting Firm

Board of Directors
Pickups Plus, Inc.

We consent to the incorporation by reference of our Report of Independent Registered Public Accounting Firm dated March 25, 2005 on the consolidated balance sheet as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2004 and 2003 included in this Form 10-KSB/A, into the Company's previously filed Registration Statements.

Lazar Levine & Felix LLP
Certified Public Accounts

New York, New York
September 21, 2005

                                  Exhibit 31.1

                            CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Merritt Jesson, certify that:

           1. I have reviewed this form 10-KSB/A for the year ended December 31, 2004 of Pick-Ups Plus, Inc.;

           2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

           3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

           4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

                            (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                            (b) Omitted;

                            (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                            (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

           5. The small business issuer's other certifying officer(s) and I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

                            (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

                            (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:    September 21, 2005             By:_______________________________
                                           Name:    Merritt Jesson
                                           Title:   Chief Executive Officer


*The introductory portion of paragraph 4 of the Section 302 certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b), have been omitted in accordance with Release No. 33-8545 (March 2, 2005) because the compliance period has been extended for small business issuers until the first fiscal year ending on or after July 15, 2006.

                                  Exhibit 31.2

                            CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert White, certify that:

           1. I have reviewed this form 10-KSB/A for the year ended December 31, 2004 of Pick-Ups Plus, Inc.;

           2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

           3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

           4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

                            (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                            (b) Omitted;

                            (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                            (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

           5. The small business issuer's other certifying officer(s) and I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

                            (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

                            (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:    September 21, 2005             By:_________________________________
                                           Name:    Robert White
                                           Title:   Chief Financial Officer


*The introductory portion of paragraph 4 of the Section 302 certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b), have been omitted in accordance with Release No. 33-8545 (March 2, 2005) because the compliance period has been extended for small business issuers until the first fiscal year ending on or after July 15, 2006.

                                  Exhibit 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pick-Ups Plus, Inc. (the "Company") on Form 10-KSB/A for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.


Date:  September 21, 2005               By:
                                           ------------------------------------
                                           Name:    Merritt Jesson
                                           Title:   Chief Executive Officer


A signed original of this written statement required by Section 906, or other document authentications, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Pick-Ups Plus, Inc. and will be retained by Pick-Ups Plus, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

                                  Exhibit 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pick-Ups Plus (the "Company") on Form 10-KSB/A for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date:  September 21, 2005               By:
                                            -----------------------------------
                                            Name: Robert White
                                            Title:   Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authentications, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Pick-Ups Plus, Inc. and will be retained by Pick-Ups Plus, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.